DIRECT DIAL (212) 735-2554 DIRECT FAX (917) 777-2554 EMAIL ADDRESS Sean.Doyle@SKADDEN.COM	SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP FOUR TIMES SQUARE NEW YORK 10036-6522 TEL: (212) 735-3000 FAX: (212) 735-2000 www.skadden.com June 18, 2013

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United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:       Christina E. Chalk, Esq.

Senior Special Counsel
Office of Mergers and Acquisitions

RE:         D.E Master Blenders 1753 N.V. (“DEMB”)
Schedule TO-T filed June 13, 2013
Schedule TO-C filed June 6, 2013
Schedule TO-T filed June 6, 2013
Schedule TO-C filed May 10, 2013
Schedule TO-C filed April 16, 2013
Schedule TO-C filed April 12, 2013
Filed by JAB Forest B.V. et al
SEC File No. 5-86899

Dear Ms. Chalk:

On behalf of, and at the direction of, JAB Forest B.V. (“Forest”), Forest’s wholly owned subsidiary Acorn Holdings B.V. (“Acorn Holdings”), Acorn Holdings’ wholly owned subsidiary Acorn B.V. (“Acorn”) and Acorn’s wholly owned subsidiary Oak Leaf B.V. (the “Offeror” and, together with Forest, Acorn Holdings and Acorn, the “Filing Persons”), set forth below are responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) that you described in your telephone conversation yesterday with my partner Brian V. Breheny, relating to the Schedule TO-T (the “Schedule TO”) filed by the Filing Persons on June 13, 2013 (File No. 5-86899). To facilitate your review, we have included  the Staff’s comments as described on such telephone conversation in italics below. Capitalized terms used herein and otherwise not defined herein shall have the meanings assigned to such terms in the Schedule TO and the Offer Memorandum filed as Exhibit (a)(1)(A) thereto (the “Offer Memorandum”).

Where we note revisions that will be made to the Offer Memorandum below, we will also make any necessary conforming changes to the Dutch language translations contained in the Offer Memorandum.

1.              Further to Comment #1 in the Staff’s letter, dated June 11, 2013 relating to the Schedule TO-T filed by the Filing Persons on June 6, 2013 (File No. 5-86899) (the “Comment Letter”), the Staff requests further analysis as to why JAB Holdings II B.V., Donata Holdings B.V., Donata Holding SE, Parentes Holding SE and Joh. A. Benckiser s.a.r.l., have not been included as bidders on the Schedule TO-T.

The Filing Persons have considered whether Parentes Holding SE, Joh. A. Benckiser s.à r.l., Donata Holding SE, Donata Holdings B.V. and JAB Holdings II B.V. should be identified as co-bidders in the Offer and have concluded, for the reasons set forth below, that none of Parentes Holding SE, Joh. A. Benckiser s.à r.l., Donata Holding SE, Donata Holdings B.V. nor JAB Holdings II B.V. should be so identified.

We respectfully remind the Staff of our response to Comment #1 in the Comment Letter, in which we analyzed the facts pertaining to such persons in view of the guidance in “Identifying the Bidder in a Tender Offer” in Section II.D.2 of the Current Issues and Rulemaking Projects Outline (November 14, 2000), and concluded that such persons should not be included as bidders.

In addition to the matters noted in our prior response, we note that JAB Forest B.V.’s assets are significant in value.  All of the investments that the Joh. A. Benckiser group have made in the coffee sector, which includes majority ownership of Peet’s Coffee & Tea, Inc. and Caribou Coffee Company, Inc., and beneficial ownership of 15.05% of DEMB, are held through majority-owned subsidiaries of JAB Forest B.V.  The management of operations of each of these companies is conducted at the level of the subsidiaries.

Each of JAB Holdings II B.V., Donata Holdings B.V. and Donata Holding SE is a parent entity of JAB Forest B.V. with no significant assets other than their respective direct or indirect interest in JAB Forest B.V. and its subsidiaries.  Although each of Parentes Holding SE, Joh. A. Benckiser s.à r.l. has other assets unrelated to the coffee sector, such persons may be deemed to have beneficial ownership of JAB Forest B.V. and its subsidiaries solely on the basis of contractual arrangements, but not through actual ownership of any equity interests in JAB Forest B.V. or any of its parent entities or subsidiaries.

2.              Further to Comment #2 in the Comment Letter, the Staff requests further analysis as to why the Filing Persons have not filed a Schedule 13E-3 with respect to the Offer.

We respectfully remind the Staff of our response to Comment #2 in the Comment Letter, in which we analyzed the facts pertaining to the Filing Persons in view of Rule 13e-3(a) of the Exchange Act, and concluded that the Offer described in the Offer Memorandum is not a Rule 13e-3 transaction within the meaning of Rule 13e-3(a)(3) of the Exchange Act, and therefore that no person is required by Rule 13e-3(d) of the Exchange Act or otherwise to file a Schedule 13E-3 in respect of such Offer.

In addition to the matters noted in our prior response, we note that at no time prior to March 20, 2013, the date on which DEMB and the Offeror executed a confidentiality and standstill agreement, did DEMB provide, nor did JAB Forest B.V. or any of its affiliates or their respective representatives have access to, any material non-public information of DEMB.  Accordingly, in addition to the absence of a Rule 13e-3 transaction under the applicable rules of the Exchange Act, we respectfully submit that the facts do not align with the public policy rationale for the heightened disclosure requirements associated with a Rule 13e-3 transaction.

3.              Further to Comment #4 in the Comment Letter, the Staff inquires whether the amended disclosure under the question “What will happen if the acceptance level on the acceptance closing date is less than 95% of all shares?” reflects that the satisfaction of the Offer Conditions will be determined on the Acceptance Closing Date or on the Unconditional Date.

We confirm that, notwithstanding the fact that, in accordance with relief granted by the SEC on May 21, 2013, the Filing Persons intend to perform the determination of whether or not the Offer Conditions have been satisfied on the Unconditional Date, such determination will be performed as to whether or not the Offer Conditions were satisfied on the Acceptance Closing Date, which will be three Dutch Business Days prior to the Unconditional Date.  Accordingly, we believe that the disclosure under this question is accurate.

We note that Section 5.6 of the Offer Memorandum clarifies in further detail that the relevant Offer Conditions are tested with respect to their satisfaction or non-satisfaction on the Acceptance Date (i.e., “The Offer is subject to the fulfillment of the Offer Conditions, including the condition that on the Acceptance Closing Date the number of Tendered Shares, the Shares that are directly or indirectly held by the Offeror or any of its Affiliates and the Shares that are unconditionally and irrevocably committed to the Offeror or any of its Affiliates represent at least 95% of all Shares on a fully diluted basis”) and further clarifies that such determination will be performed no later than the Unconditional Date (i.e., “No later than on the third Dutch Business Day following the Acceptance Closing Date, such date being the “Unconditional Date”, the Offeror will determine whether the Offer Conditions have been fulfilled or are to be waived.”)

*              *              *

If you have any questions with respect to the foregoing, please contact me at (212) 735-2554, Paul T. Schnell (212) 735-2322 or Brian V. Breheny at (202) 371-7180.

Very truly yours,

/s/ Sean C. Doyle
Sean C. Doyle

Enclosures

cc:                                Joachim Creus, Esq.

Paul T. Schnell, Esq.

Brian V. Breheny, Esq.

June 18, 2013

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:       Christina E. Chalk, Esq.

Senior Special Counsel

Office of Mergers and Acquisitions

Ladies and Gentlemen:

Per your request, each of JAB Forest B.V. (“Forest”), Forest’s wholly owned subsidiary Acorn Holdings B.V. (“Acorn Holdings”), Acorn Holdings’ wholly owned subsidiary Acorn B.V. (“Acorn”) and Acorn’s wholly owned subsidiary Oak Leaf B.V. (the “Offeror” and, together with Forest, Acorn Holdings and Acorn, the “Filing Persons”) acknowledges that:

•                  it is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

JAB FOREST B.V.
ACORN HOLDINGS B.V.
ACORN B.V.
OAK LEAF B.V.

By:	/s/ Joachim Creus
Name: Joachim Creus
Title: Managing Director